

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

Via E-mail
Mr. Fernando A. Gonzalez
Chief Financial Officer
CEMEX, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

> **RE: CEMEX, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 1-14946**

Dear Mr. Gonzalez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Part I

Item 3—Key Information, page 1

2. You present pro forma debt amounts as of December 31, 2011. If you continue to present
    pro forma amounts, please clearly show how you are arriving at these pro forma amounts as
    well as ensure that you are following all of the requirements of Article 11 of Regulation S-X.

Selected Consolidated Financial Information, page 21

3. Please present selected financial data for the five most recent financial years. Refer to Item
    3.A. of Form 20-F. Refer also to General Instruction G(c) of Form 20-F.

Critical Accounting Policies

Impairment of Long-Lived Assets, page 94

4. Given that property, machinery and equipment, net represents approximately 43% of your
    total assets as of December 31, 2011, please provide readers with better insight into your
    considerations of impairment. In this regard, to the extent that there was an indication of
    impairment during each of the periods presented, please explain to investors what the
    indicators were for each period presented that suggested your assets may be impaired and led
    you to estimate the recoverable amounts of your assets. To the extent that the recoverable
    amount did not materially exceed the carrying amount of the assets, please provide additional
    disclosures regarding these assets, including the carrying and recoverable amount of the
    assets. Please also provide investors with a detailed discussion of the variability associated
    with the material assumptions used to estimate the corresponding recoverable amount along
    with the factors that could result in the recoverable amount falling below the carrying
    amount.

Management's Discussion and Analysis

Results of Operations, page 98

5. Please quantify the impact of each factor when multiple factors contribute to material
    fluctuations. This should include the extent to which fluctuations in your sales are
    attributable to changes in prices, changes in the volume of products sold, acquisitions and the
    introduction of new products. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial
    Reporting Codification 501.04. For example, in your discussion of sales for Germany on
    page 104, net sales increased by approximately 12% in 2011 compared to 2010. This
    appears to be due to increases in domestic cement and ready-mix concrete sales volumes
    partially offset by the decrease in domestic cement average sales prices. Please separately

quantify each of these factors. Please also ensure you similarly quantify each factor in your discussion of expenses.

6. Income tax expense increased from approximately Ps2 billion in 2010 to Ps12.2 billion in 2011, which appears to mainly be due to income tax expense recognized during the period associated with changes in the expected outcome in several uncertain tax positions. Given the significance of this increase in expense, please expand your disclosures to discuss the significant tax positions which changed during the current period as well as the factors which led to the change during the current period.

Liquidity and Capital Resources

Sources and Uses of Cash, page 114

7. Please clearly disclose the amounts available to borrow under your financing agreements. Refer to Item 303(a)(1) of Regulation S-K.

Contractual Obligations, page 128

8. Please revise your table of contractual cash obligations to include purchase commitments, including those discussed on page 127. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Consolidated Statements of Operations, page F-4

9. Based on the nature of the expenses included in your other expenses, net line item as described on page F-32, please tell us how you determined it was appropriate to exclude these costs from your determination of operating income. Refer to Basis for Conclusions paragraph 56 of IAS 1.

Note 2. Significant Accounting Policies

E) Cash and Investments, page F-13

10. When contracts contain provisions for net settlement, the restricted amounts of cash and investments are offset against the liabilities. Please tell us the amounts of assets and liabilities that have been offset as of December 31, 2011, December 31, 2010 and January 1, 2010. Please confirm that you also have the intention to settle these amounts on a net basis. Refer to paragraph 42 of IAS 32.

L) Financial Liabilities and Derivative Financial Instruments

Put Options Granted for the Purchase of Non Controlling Interests and Associates, page F-18

11. In respect of a put option granted for the purchase of a non-controlling interest in a subsidiary, to the extent the put option is exercisable at the measurement date, you recognize a liability for the net present value of the obligation against the controlling interest within stockholders' equity. Please clarify whether you are recording the net present value as a liability or as contra-equity as well as how you are recording changes in the present value. Please tell us what accounting guidance you used to determine the appropriate accounting.

Q) Revenue Recognition, page F-22

12. Please provide the disclosures required by paragraphs 39, 40, and 42 of IAS 11 regarding your construction contracts. Please also separately disclose the amount of each significant category of revenue recorded during each period presented, including revenues from the rendering of services. Refer to paragraph 35 of IAS 18.

Note 3. Selected Financial Information by Geographic Operating Segment, page F-26

13. Please clearly disclose what your operating segments are pursuant to paragraphs 5 through 10 of IFRS 8 as well as whether operating segments have been aggregated pursuant to paragraph 12 of IFRS 8 for purposes of arriving at your reportable segments. Please clarify whether each country or region is an operating segment. Refer to paragraph 22 of IFRS 8.

Note 7. Cash and Investments, page F-33

14. Fixed-income securities and other cash equivalents include amounts for the Mexican promissory notes reserve as well as restricted deposits for insurance contracts. Please disclose the period for which these amounts are restricted. Please also tell us what consideration you gave to paragraph 66 of IAS 1 in determining the appropriate classification of these amounts.

Note 14. Goodwill and Intangible Assets

14A) Main Acquisitions and Divestitures During the Reported Periods

Acquisition of Ready Mix USA, LLC, page F-42

15. On September 30, 2010, Ready Mix USA exercised its put option to sell its interests to you in joint venture interests in CEMEX Southeast, LLC and Ready Mix USA, LLC. The purchase price was determined on March 31, 2011 and could have been paid at your election until September 30, 2011. You began consolidating Ready Mix USA, LLC on March 31,

2011. Please help us better understand how you determined the appropriate date to consolidate Ready Mix USA, LLC based on paragraphs 12 through 17 of IAS 27. Please also clarify when you began consolidating CEMEX Southeast, LLC. Please also expand your disclosures regarding this business combination pursuant to paragraphs 59, 61, B64 through B66, and B67 of IFRS 3.

14B) Analysis of Goodwill Impairment, page F-43

16. Please expand your disclosures pursuant to paragraph 134 of IAS 36 by addressing the following:
   - Your disclosures on page F-16 indicate that you project cash flows for periods of five to ten years. Please disclose how you determine the appropriate period to use. Please also disclose how you determined it was appropriate to use periods greater than five years;
   - Please disclose how you determine the appropriate growth rate to use in your analysis. Please also disclose your justification for using any growth rate that exceeds the long-term average growth rate for any of the particular countries;
   - If any additional key assumptions are used in your cash flow projections aside from discount and growth rates, please provide the disclosures required by paragraph 134(d)(i) and (ii); and
   - Please tell us how you determined what percentage change would constitute a reasonably possible change for purposes of providing disclosures pursuant to paragraph 134(f) of IAS 36.

17. Please disclose whether goodwill was allocated to multiple cash-generating units and whether the amount allocated to each unit was significant in comparison with total goodwill. Refer to paragraph 135 of IAS 36. Please also refer to illustrative example 9 of IAS 36.

18. You refer to reporting units as well as cash generating units in your disclosures. It is not clear if your reference to reporting units is meant to be to cash generating units as defined in paragraph 6 of IAS 36. If so, please revise your disclosures to consistently refer to cash generating units throughout your disclosures.

19. Please help us better understand how you evaluate your cash generating units for impairment. On page F-43, you state that you test goodwill at the level of your geographic operating segments, which are commonly comprised of multiple cash generating units. Please tell us which particular operating segments have multiple cash generating units and how you determined it was appropriate to combine these units for purposes of goodwill impairment tests pursuant to paragraph 80 of IAS 36. We also note that you recognized goodwill impairment losses in connection with the reporting units in Latvia and Puerto Rico during 2010 and 2011. Based on your segment disclosures provided beginning on page F-26, it is not clear if these are separate operating segments pursuant to paragraph 5 of IFRS 8. If not, please help us understand why goodwill would have been tested for impairment at a level other than your operating segments based on your disclosures on page F-43.

20. Approximately 77% of your goodwill at December 31, 2011 is related to the United States. Your segment disclosures beginning on page F-27 indicate that you have recorded operating losses during the year ended December 31, 2010 and December 31, 2011. It also appears that your market capitalization is less than your total stockholders' equity. Please tell us what consideration was given to each of these factors in your analysis of goodwill impairment pursuant to IAS 36.

Note 15. Financial Instruments

15A) Short-Term and Long-Term Debt

Covenants, page F-49

21. As of December 31, 2011 and 2010, taking into account the Financing Agreement and its amendment, the modifications to the credit contracts and the waivers obtained, you were in compliance with the restrictive covenants imposed by your debt contracts. Please address the following:
   - Please disclose the terms of the waiver, including how long the terms were waived and for which specific covenants the terms were waived; and
   - Please disclose the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements.

15E) Risk Management, page F-56

22. Since the beginning of 2009, you have been reducing the aggregate notional amount of your derivatives thereby reducing the risk of cash margin calls. Please disclose whether you have held any positions in the past which resulted in margin calls and the extent of these margin calls. Please also quantify your current exposure to margin calls.

Note 16. Other Current and Non-Current Liabilities, page F-59

23. Please provide the disclosures called for by paragraph 84 of IAS 37 separately for each class of provisions. Refer to paragraph 87 of IAS 37.

Note 18. Income Taxes, page F-66

18B) Deferred Income Taxes, page F-67

24. In light of your recurring losses before income taxes, please expand your disclosures to provide additional insight on how you determined it is probable that your deferred tax assets will be realized through future taxable income. In this regard, please consider each of the following points in your disclosures:
   - You have recorded a valuation allowance of Ps52.9 million at December 31, 2011. Please consider providing additional insight on how much of this is related to tax loss carryforwards and other tax credits;
   - Please discuss the nature of the evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis. Refer to paragraph 82 of IAS 12;
   - Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
   - Please include an explanation of the anticipated future trends included in your projections of future taxable income; and
   - Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction of the tax loss.
   Refer to paragraphs 24 and 34 of IAS 12.

18C) Effective Tax Rate, page F-68

25. Paragraph 84 of IAS 12 states that the disclosures required by paragraph 81(c) of IAS 12 should enable users of financial statements to understand whether the relationship between tax expense (income) and accounting profit is unusual and to understand the significant factors that could affect that relationship in the future. In this regard, given the significant increase in the effective consolidated tax rate from 2010 to 2011, please provide more detailed explanations of the significant reconciling items between your consolidated statutory tax rate and your effective consolidated tax rate, including expenses and other non-deductible items and other tax non-accounting benefits. In note 2 to the table you mention that expenses and other non-deductible items include the effects of unrecognized tax benefits in the year. Please consider separately quantifying these effects.

Note 19. Stockholders' Equity

19D) Non-Controlling Interest and Perpetual Debentures, page F-74

26. In May 2010 and March 2011, perpetual debentures were exchanged for new secured notes. Please confirm and clarify in your disclosures that there are no contractual obligations to exchange these perpetual debentures for financial assets or financial liabilities. Refer to paragraph 16 of IAS 32.

Note 21. Earnings (Loss) Per Share, page F-78

27. Please help us understand why dilutive instruments related to stock-based compensation would impact the weighted average number of shares outstanding for purposes of determining basic loss per share pursuant to IAS 33.

Note 25. Subsequent Events, page F-89

28. Your disclosures indicate that you entered into settlement agreements for certain contingencies including the purported class action lawsuits alleging price-fixing in Florida and the litigation brought by the Texas General Land Office regarding royalty payments for mining activities. Please disclose what consideration was given to these subsequent events in arriving at the liability amounts to record on your financial statements as of December 31, 2011 pursuant to paragraph 8 of IAS 10.

Note 27. Migration to International Financial Reporting Standards Beginning January 1, 2012

C) Significant Reconciling Items of MFRS to IFRS, page F-94

29. Your explanations of the adjustments from MFRS to IFRS do not appear to address the majority of the adjustment amounts for certain line items. For example, in the balance sheet reconciliation as of January 1, 2010, you have a net increase of Ps15,331 million to trade payables, other accounts payable and other non-current liabilities of which adjustment (b) only seems to address Ps102 million and adjustment (j) only seems to address Ps553 million. Also in the balance sheet reconciliation as of January 1, 2010, you have an adjustment of Ps 9,624 million to trade receivables less allowance for doubtful accounts of which adjustment (a) only seems to address approximately Ps 6,541 million. Please provide us with a more comprehensive explanation of the adjustments which addresses the majority of the adjustment amounts for these line items as well as the property, machinery and equipment, net and deferred income taxes balance sheet line items. In a similar manner, please also address the adjustment amounts to the interest expense, other financing income (expense), net and income tax statement of operations line items. Please also provide us with a breakdown of the adjustments to total stockholders' equity by each line item within total stockholders' equity. Refer to paragraph 25 of IFRS 1.

30. In your reconciliation of comprehensive loss from MFRS to IFRS, please tell us how you arrived at the adjustment amounts for currency translation of foreign subsidiaries as well as income tax recognized directly in equity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief